Exhibit 4(q)(2)

Home Office: Cincinnati, Ohio

Fixed Administrative Office: P.O. Box 5420, Cincinnati, Ohio 45201-5420

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

RMD WAIVER ENDORSEMENT

To add language to set out the ability to choose not to take a required minimum distribution for 2009, as permitted by the Worker, Retiree, and Employer Recovery Act of 2008, the group annuity contract (“Contract”) is changed to add the following new provision applicable to the interest of any Participant who is age 70 1/2 or older or is deceased in 2009:

WAIVER OF 2009 REQUIRED MINIMUM DISTRIBUTIONS. If a Participant or his or her beneficiary would have been required to receive a required minimum distribution for 2009, then he or she may choose not to take it. If a Participant receives a required minimum distribution for 2009, then he or she may treat it as an eligible rollover distribution.

This Endorsement is part of the Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the date of issue.

MARK F. MUETHING	CHARLES R. SCHEPER
SECRETARY	PRESIDENT